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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

April 26, 2012

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Premier Individual Variable Annuity
Post-Effective Amendment No. 46
File Nos. 811-09178 & 333-43515

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on April 2, 2012. Registrant filed the Post-Effective Amendment with the Commission on February 24, 2012 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with thirteen other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

•	The comments are given as to ONcore Premier. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Value, Post-Effective Amendment No. 49	811-01978	333-43513

ONcore Xtra, Post-Effective Amendment No. 40	811-01978	333-86603

ONcore Wrap, Post-Effective Amendment No. 20	811-01978	333-134982

ONcore Flex, Post-Effective Amendment No. 43	811-01978	333-43511

ONcore Lite, Post-Effective Amendment No. 37	811-01978	333-52006

Ms. Roberts

April 26, 2012

ONcore Ultra, Post-Effective Amendment No. 19	811-01978	333-134288

ONcore Lite II, Post-Effective Amendment No. 15	811-01978	333-156430

ONcore Ultra II, Post-Effective Amendment No. 15	811-01978	333-156432

ONcore Lite III, Post-Effective Amendment No. 8	811-01978	333-164075

ONcore Flex II, Post-Effective Amendment No. 8	811-01978	333-164069

ONcore Xtra II, Post-Effective Amendment No. 8	811-01978	333-164073

ONcore Premier II, Post-Effective Amendment No. 8	811-01978	333-164070

ONcore Premier WF, Post-Effective Amendment No. 5	811-01978	333-171785

1. New Registration Statements – The Staff notes that the ONcore Premier fee table includes 14 riders that are no longer available for sale according to the table of contents. Riders no longer available for sale are disclosed in Appendix C; however, disclosure for some of these riders are mentioned in various parts of the prospectus (for example GMIB Plus with Annual Reset (2009) on pages 16 and 21). Please consider whether this presentation may inhibit existing owners from piecing together relevant information to make an informed decision. Likewise, with respect to new purchasers, please consider whether the inclusion of disclosure relating to 14 unavailable riders renders the prospectus confusing. Accordingly, as we have suggested previously, for this and certain of your other 13 filings, please consider filing new registration statements with prospectuses that describe only the contract as currently offered. The names of the contracts and identifiers on EDGAR for this filing in the new registration statement can be the same with the addition of “(sold on or after [insert applicable date])” for the new prospectuses and “(sold before [insert applicable date])” for the old prospectuses.

Response: The Registrant will give consideration to this comment, while also keeping in mind that the views of the Staff may be evolving and may not be entirely consistent with the industry’s position in this regard. Registrant’s current position is that the filings were filed appropriately as post-effective amendments pursuant to Rule 485(a) under the 1933 Act. Registrant believes that its position is consistent with the Staff’s longstanding administrative practice in this area including, among other things, the Staff’s pronouncements permitting the inclusion of new prospectuses describing enhanced replacement products in the same registration statement. Furthermore, there would appear to be no compelling public policy or investor protection interest in requiring Registrant to file new registration statements to add the riders, particularly in light of the significant costs and other burdens associated therewith. Notwithstanding, and without conceding the point, the Registrant is considering filing new registration statements with prospectuses that describe only the contract as currently offered for certain of its products in the near future.

2. Annual Credit Rates and Maximum Annual Withdrawal Percentages – For all 14 filings, changes to the annual credit rate and annual withdrawal percentages should be made in a 485(a) post-effective amendment filing. Therefore, please delete all references to your reservation of rights to change such rates of percentages for future contracts within a given range or otherwise. Similarly, if any of the 14 contracts permit the GLWB rider to be purchased after the contract is issued, please delete any reservation of range disclosure.

Response: This comment has been responded to via separate EDGAR correspondence filed on April 4, 2012 and through conversations with the Staff.

3. Expense Example (p.10) – Please delete “for the most available Fund” in the introductory language to the expense examples since the two examples below specify that the most expensive and least expensive funds are used.

Ms. Roberts

April 26, 2012

Response: The requested change has been made.

4. GLWB (2012) and GLWB Plus (p.43) – Please divide the third sentence in the first paragraph of the section for clarity. Please include one sentence for the GLWB (2012) and one sentence for the GLWB Plus.

Response: The requested change has been made.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel